QuickLinks -- Click here to rapidly navigate through this document

[COOLEY GODWARD KRONISH LLP LOGO]

J. PATRICK LOOFBOURROW (858) 550-6089 loof@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

October 15, 2007

United States Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Attn:	John Reynolds Jay Williamson Raj Rajan
RE:	Genoptix, Inc. Registration Statement on Form S-1 (File No. 333-144997) Amendment Filed October 9, 2007

Dear Messrs. Reynolds, Williamson and Rajan:

        We are submitting this letter on behalf of our client, Genoptix, Inc. (the "Company"), to respond supplementally to comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated October 12, 2007 (the "Comment Letter") with respect to Amendment No. 2 ("Amendment No. 2") to the Company's Registration Statement on Form S-1 (File No. 333-144997) (the "Registration Statement"), originally filed with the Commission on July 31, 2007. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. The Company will incorporate the revisions noted below in Amendment No. 3 ("Amendment No. 3") to the Registration Statement, which the Company intends to file with the Commission as soon as reasonably practicable. Except where otherwise noted, page references in the text of the responses below correspond to the page numbers of Amendment No. 3.

Staff Comments and Company Responses

General

1.
We note the company's response to our prior comment five from our letter dated October 5, 2007. Your analysis makes a distinction between bone marrow cases and blood-based cases, and also indicates that historically 60% of your cases have been more complex, higher priced, bone marrow cases. Please revise your disclosure in all appropriate sections to include those portions of your comment letter response addressing the percentage breakdown between the two types of cases, and a general discussion of the complexity of, and pricing associated with, each type of case. In addition, briefly describe the nature of the competitive landscape associated with each type of testing.

        Response:    The Company acknowledges the Staff's comment and proposes to revise the disclosure on pages 1, 2 and 61 as shown in Attachment A hereto, which is marked to show changes from Amendment No. 2 as filed with the Commission on October 9, 2007.

2.
Please incorporate the revisions made in response to our prior comment seven from our letter dated October 5, 2007 into your "Governmental Regulation" discussion on page 69.

        Response:    The Company acknowledges the Staff's comment and proposes to revise the disclosure on page 72 as shown in Attachment B hereto, which is marked to show changes from Amendment No. 2 as filed with the Commission on October 9, 2007.

Use of Proceeds, page 31

3.
Please revise to set forth the estimated underwriting discounts and commission and the estimated offering costs.

        Response:    The Company acknowledges the Staff's comment and proposes to revise the disclosure on page 31 as shown in Attachment C hereto, which is marked to show changes from Amendment No. 2 as filed with the Commission on October 9, 2007.

Liquidity and Capital Resources, page 56

4.
We note your response to comment 13. Please revise to address the cash used in investing activities and the cash provided by and used in financing activities for the noted periods or advise us why the disclosure is not necessary.

        Response:    The Company acknowledges the Staff's comment and proposes to revise the disclosure on pages 57 and 58 as shown in Attachment D hereto, which is marked to show changes from Amendment No. 2 as filed with the Commission on October 9, 2007.

Management, page 77

5.
We note your response to our prior comment 21 from our letter dated October 5, 2007 and the analysis you have provided supporting your conclusion that your key employees and consultants within your disclosure responsive to Item 401 of Regulation S-K do not perform policy making functions for purposes of Rule 3b-7 and Item 402 of Regulation S-K. Please revise to incorporate substantially all of your response immediately under the heading "Key Employees and Consultants" on page 80.

        Response:    The Company acknowledges the Staff's comment and proposes to revise the disclosure on page 80 as shown in Attachment E hereto, which is marked to show changes from Amendment No. 2 as filed with the Commission on October 9, 2007.

Executive Compensation, page 86

6.
We note your response to comment 22 that the company deleted the references that compensation is "generally comparable" because the compensation committee has not engaged in a formal benchmarking process through which it compares its executive compensation to other companies that are similar to the company. We also note your additional disclosure that "the company has not benchmarked our executive compensation against a particular group of companies that it considers to be comparable to us." Advise us why the company changed the disclosure expanding the statement that the company has not benchmarked executive compensation against a particular group of companies. Did the company benchmark its executive compensation against a broader group of companies? Please revise your disclosure as appropriate.

        Response:    The Company acknowledges the Staff's comment and respectfully submits that the Company inadvertently referred to benchmarking in its initial filing with the Commission and has sought in subsequent amendments to clarify the process that the Company has historically used in setting and determining executive compensation. While the Company does intend to hire a compensation consultant to assist it in benchmarking its executive compensation against a peer group of healthcare services and clinical diagnostic companies that are comparable to the Company (as indicated on page 87 of Amendment No. 2), the Company has not benchmarked its executive compensation against either a particular group of comparable companies or a broader group of companies. The Company believes it has clarified in Amendment No. 2 that members of its compensation committee have used the information from the BEDC survey of 93 private and public life sciences companies in San Diego (as well as information from other surveys that the members of the compensation committee may have had access to) only as a tool in determining executive compensation and that the compensation committee has primarily relied on the extensive experience of the members of the Company's board of directors (many of whom sit on the boards of directors of numerous life sciences companies) and considered the Company's operating performance in setting and determining executive compensation. The compensation committee did not select any subgroup of the companies set forth in the BEDC survey or any other survey or make any determination that the 93 companies included in the survey (or that the companies in any other survey that the members of the compensation committee may have had access to) represent a cross section of companies that could or should be comparable to the Company. In fact, as indicated to the Staff telephonically, the San Diego life sciences community primarily consists of drug development, medical device and other biotechnology companies (rather than health care services or clinical diagnostic companies). In addition, as the Company has explained in Amendment No. 2, the compensation committee to date has applied its subjective discretion (primarily relying on the experience of its members and their assessment of the Company's operating performance) in making compensation decisions and has not benchmarked the Company's executive compensation against any group of companies or used a formula to set the Company's executive compensation in relation to survey data. The Company proposes to revise the disclosure to provide additional clarification on pages 86 and 87 as shown in Attachment F hereto, which is marked to show changes from Amendment No. 2 as filed with the Commission on October 9, 2007.

7.
On page 97 you disclose that you have re-priced your 2006 stock option awards in connection with a retrospective valuation analysis, You also indicate that you have agreed to pay the cash differential associated with the re-pricing to induce the option holders to agree to the modification. In an appropriate section, please revise to indicate; (a) the business and/or legal rationale for making this adjustment; (b) the impact that this will have on the company, including the total value of cash payments that the company expects to make to satisfy these obligations; (c) whether the IPO proceeds will be used to satisfy such payment obligation; and, (d) the impact that the re-pricing has on your executive compensation plans and structure. In this respect, for example, we note that the $55,620 payment to Dr. Nova will be free of the vesting requirements normally associated with stock options and will not have transfer restrictions under Rule 144.

        Response:    The Company acknowledges the Staff's comment and proposes to revise the disclosure on page 97 as shown in Attachment G hereto, which is marked to show changes from Amendment No. 2 as filed with the Commission on October 9, 2007.

******

        Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (858) 550-6089 or to Charles Bair at (858) 550-6142.

Sincerely,

/s/ J. PATRICK LOOFBOURROW J. Patrick Loofbourrow
cc:
Tina S. Nova, Ph.D., Genoptix, Inc.
Douglas A. Schuling, Genoptix, Inc.
Christian V. Kuhlen, M.D., Esq., Genoptix, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Charles J. Bair, Esq., Cooley Godward Kronish LLP
Scott N. Wolfe, Esq., Latham & Watkins LLP
Cheston J. Larson, Esq., Latham & Watkins LLP
Divakar Gupta, Esq., Latham & Watkins LLP

Attachment A

PROSPECTUS SUMMARY

        This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially "Risk Factors" and our consolidated financial statements and notes to those consolidated financial statements, before deciding to invest in shares of our common stock.

Our Business

        We are a specialized laboratory service provider focused on delivering personalized and comprehensive diagnostic services to community-based hematologists and oncologists, or hem/oncs. Our highly trained group of hematopathologists, or hempaths, utilizes sophisticated diagnostic technologies to provide a differentiated, specialized and integrated assessment of a patient's condition, aiding physicians in making vital decisions concerning the treatment of malignancies of the blood and bone marrow, and other forms of cancer.

        Our customer-centric service model enables us to deliver what we believe is superior value to our hem/onc customers and distinguishes us from other diagnostic service providers. After arranging the transport of a sample, we review all documents and materials relating to the patient case, determine its acuity and urgency and confirm that the appropriate tests are ordered and conducted. We then assign the entire patient case to a single hempath, who interprets and integrates all test results. By ordering one of our key service offerings, COMPASSSM, the hem/onc authorizes us to determine the appropriate diagnostic tests to be performed and we evaluate, synthesize and summarize the results into an easy to read comprehensive report. Our clinical service coordinators, or CSCs, work with the hempath responsible for the patient case to ensure the quality, completeness and consistency of the report, and our hempath is clearly identified and readily available to discuss any aspect of the patient case with the ordering hem/onc, giving our customers the benefit of our expertise and analytical experience. CHARTSM, our other key service offering, combines multiple COMPASS assessments and analyses of disease progression after intervening clinical action, providing the hem/onc with a valuable diagnostic tool to track both a patient's disease and response to the prescribed treatment regimen.

        We focus on marketing our specialized diagnostic services to community-based hem/oncs treating malignancies of the blood and bone marrow, and other forms of cancer. According to the National Cancer Institute, or NCI, and the American Cancer Society, or ACS, there were approximately 800,000 patients in the United States living with malignancies or pre-malignant diseases of the blood and bone marrow in 2004, with more than 140,000 new cases being diagnosed each year. Since 1998, according to the American Medical Association, or AMA, the number of practicing hem/oncs, currently estimated at approximately 11,000, has been growing at an annual rate of approximately 3.8%, significantly outpacing the overall annual growth in physicians in the United States of approximately 2.5%. Approximately 79% of these hem/oncs practice in the community setting.

        In order for hem/oncs to make the correct diagnosis, choose or modify appropriate therapeutic regimens and monitor the effectiveness of these regimens, they require highly specialized diagnostic services. Serial blood and bone marrow examinations are typically performed to follow the progress of the disease and the patient's response to therapy. Based on our experience to date, approximately 60% of our patient cases consist of bone marrow cases and approximately 40% consist of blood-based cases. Based on 2007 Medicare reimbursement rates for these procedures and our experience to date, the average bone marrow case generates service revenues of approximately $3,000 and blood-based cases, which do not typically require the same degree of complexity as bone marrow cases, generate service revenues ranging from approximately $100 per case up to approximately $3,000 per case, depending upon the tests included in each case. Based upon estimates from the Centers for Medicare and Medicaid Services, or CMS, we believe there are more than 350,000 bone marrow procedures

1

performed annually in the United States, each of which includes at least one bone marrow test, and that the bone marrow testing market alone represents at least a $1.0 billion opportunity annually. In addition, based upon our patient case mix and the number of people diagnosed with malignancies and pre-malignancies of the blood and bone marrow each year, we believe there are more than 200,000 blood-based tests for liquid and solid tumors performed annually in the United States.

        The market for specialized laboratory services for both bone marrow and blood-based testing has historically been served by hospital pathologists, esoteric testing laboratories, national reference laboratories and academic laboratories, each of which has its own strengths, but none of which exclusively focuses on the specific needs of community-based hem/oncs. We believe our differentiated services offer the technical expertise of an esoteric testing laboratory, the customer intimacy of a hospital pathologist and the state-of-the-art technology of an academic laboratory, while maintaining a specialized service focus that is not typically available from national reference laboratories that cover a broad range of medical specialties.

        The success of our business model and the value of our differentiated service offerings are evidenced by our significant revenue growth. Our revenues increased 165% from $9.3 million for the six months ended June 30, 2006 to $24.6 million for the six months ended June 30, 2007. Our net loss for the years ended December 31, 2005 and 2006 was $9.2 million and $3.8 million, respectively, and our net income for the six months ended June 30, 2007 was $5.1 million, which includes a $0.7 million positive change in accounting estimates that increased net income for the period.

Our Competitive Strengths

        We believe our competitive strengths include:

Personalized and Comprehensive Approach Focused on the Specific Diagnostic Needs of Community-Based Hem/Oncs

        Our entire process from specimen collection to delivery of a comprehensive diagnostic report is tailored to the specific needs of the community-based hem/onc, which we believe drives our growth by providing a differentiated, specialized and integrated service and key diagnostic tools to community-based hem/oncs that enable them to provide better patient care.

Differentiated Value Proposition Through COMPASS and CHART Service Offerings

        Our key service offerings, COMPASS and CHART, are specifically designed to address the unmet needs of community-based hem/oncs, which we believe facilitates efficient and effective patient care by providing hem/oncs with a clear, concise and actionable diagnosis rather than just providing individual test results.

Highly Trained and Specialized Personnel

        Our sales representatives, hempaths and CSCs are highly trained, specialized and experienced. We believe these personnel enable us to provide a higher quality, customer-friendly service offering to community-based hem/oncs and drive our growth.

Experienced Management Team and Metric Driven Culture

        We are led by Tina S. Nova, Ph.D., our president and chief executive officer, and our management team, which have created a culture of accountability and focus on quality throughout the organization. We believe this culture results in high customer satisfaction and improved productivity.

2

        We believe this integrated approach provides a key service to community-based hem/oncs and enables us to capitalize on a large, unmet market opportunity.

Market Overview and Opportunity

        We focus on marketing our specialized diagnostic services to community-based hem/oncs treating malignancies of the blood and bone marrow, and other forms of cancer. According to NCI and ACS, there were approximately 800,000 patients in the United States living with malignancies or pre-malignant diseases of the blood and bone marrow in 2004, with more than 140,000 new cases being diagnosed each year. A 2005 survey by the AMA reports that these patients are served through approximately 11,000 practicing hem/oncs, and that approximately 79% of these hem/oncs practice in the community setting. Since 1998, according to the AMA, the number of practicing hem/oncs has been growing at an annual rate of approximately 3.8%, significantly outpacing the overall annual growth in physicians in the United States of approximately 2.5%.

        In order for hem/oncs to make the correct diagnosis, choose or modify appropriate therapeutic regimens and monitor the effectiveness of these regimens, they require highly specialized diagnostic services. Serial blood and bone marrow examinations are typically performed to follow the progress of the disease and the patient's response to therapy. Based on our experience to date, approximately 60% of our patient cases consist of bone marrow cases and approximately 40% consist of blood-based cases. The typical bone marrow case consists of histopathology, flow cytometry and cytogenetic assessments. Based on 2007 Medicare reimbursement rates for these procedures and our experience to date, the average bone marrow case generates service revenues of approximately $3,000. The typical blood-based case does not require the same degree of complexity as a bone marrow case and generally consists of only one or more of the assessments typically performed in a bone marrow case, a Polymerase Chain Reaction, or PCR, test or a Circulatory Tumor Cell, or CTC, test. Based on 2007 Medicare reimbursement rates for these procedures and our experience to date, blood-based cases generate service revenues ranging from approximately $100 per case up to approximately $3,000 per case, depending upon the tests included in each case. Based upon estimates from CMS, we believe there are more than 350,000 bone marrow procedures performed annually in the United States, each of which includes at least one bone marrow test, and that the bone marrow testing market alone represents at least a $1.0 billion opportunity annually. In addition, based upon our patient case mix and the number of people diagnosed with malignancies and pre-malignancies of the blood and bone marrow each year, we believe there are more than 200,000 blood-based tests for liquid and solid tumors performed annually in the United States.

        The market for specialized laboratory services for both bone marrow and blood-based testing has historically been served by hospital pathologists, esoteric testing laboratories, national reference laboratories and academic laboratories, each of which has its own strengths, but none of which exclusively focuses on the specific needs of community-based hem/oncs. For example, hospital pathologists tend to be general pathologists that do not have the expertise to perform the specialized diagnostic services that are required by community hem/oncs. Esoteric testing laboratories tend to focus on the delivery of tests to hospital pathologists as opposed to the delivery of a comprehensive assessment of a specific patient case to a community hem/onc. National reference laboratories tend to focus on the low-cost provision of a broad portfolio of tests as opposed to handling complex, individual patient cases. Academic laboratories tend to focus on research and education for their academic institution rather than providing their sophisticated diagnostic services to non-affiliated, community hem/oncs. Our service offerings, which are based on a comprehensive assessment of a specific patient case by using sophisticated diagnostic technologies, have been specifically built around these unmet needs of the community hem/oncs, and, we believe, address their need for specialized diagnostic services of complex, individual patient cases.

61

Attachment B

by physicians who personally, or through a family member, have an investment interest in, or a compensation arrangement with, the clinical laboratory performing the tests. A person who engages in a scheme to circumvent the Stark Law's referral prohibition may be fined up to $100,000 for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid programs in violation of the Stark Law is subject to civil monetary penalties of up to $15,000 per bill submission, an assessment of up to three times the amount claimed, and possible exclusion from participation in federal governmental payor programs. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts. Many states, including California, also have anti-"self-referral" and other laws that are not limited to Medicare and Medicaid referrals.

Corporate Practice of Medicine

        Numerous states, including California, have enacted laws prohibiting business corporations, such as us, from practicing medicine and employing or engaging physicians to practice medicine. These laws are designed to prevent interference in the medical decision-making process by anyone who is not a licensed physician. This prohibition is generally referred to as the prohibition against the corporate practice of medicine. Violation of this prohibition may result in civil or criminal fines, as well as sanctions imposed against us and/or the professional through licensing proceedings. All of the hempaths that we utilize in connection with providing our specialized diagnostic services are employed by Cartesian. Cartesian is a California professional corporation we formed in April 2005 for the purpose of providing professional medical services in conjunction with the diagnostic services that we provide. On December 31, 2005, we entered into the PSA with Cartesian pursuant to which these hempaths provide professional services to us. Prior to that time, including while we were in the process of establishing contractual arrangements with Cartesian, we employed these hempaths, which could result in the potential assertion by regulatory authorities that we were engaged in the corporate practice of medicine. See "Cartesian Medical Group, Inc." for more information.

California Laboratory Licensing

        In addition to our CLIA certification, licensure is required and maintained for our laboratory under California law. Such laws establish standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control. In addition, California laws mandate proficiency testing, which involves testing of specimens that have been specifically prepared for testing at our laboratory. We maintain a current license in good standing with the state of California.

New York Laboratory Licensing

        Our laboratory is required to be licensed by New York to receive specimens from New York State. We maintain such licensure for our laboratory under New York state laws and regulations, which establish standards for day-to-day operation of a clinical laboratory, physical facilities requirements, equipment and quality control. New York law also mandates proficiency testing for laboratories licensed under New York state law, regardless of whether or not such laboratories are located in New York. We maintain a current license in good standing with the New York State Department of Health.

Other States' Laboratory Testing

        Florida, Maryland and Pennsylvania each require out-of-state laboratories which accept specimens from those states to be licensed. We have obtained licenses in these states and believe we are in compliance with applicable licensing laws.

72

        We may become aware from time to time of other states that require out of state laboratories to obtain licensure in order to accept specimens from the state, and it is possible that other states do have such requirements or will have such requirements in the future. If we identify any other state with such requirements or if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how we should comply with such requirements.

73

Attachment C

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $57.7 million, based upon an assumed initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions of approximately $4.5 million and estimated offering costs of approximately $2.1 million payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The estimated underwriting discounts and commissions related to the shares to be sold by the selling stockholders are approximately $0.75 million. Each $1.00 increase or decrease in the assumed public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the net proceeds to us from this offering by approximately $4.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. If the underwriters fully exercise their option to purchase additional shares, we estimate that our net proceeds from this offering will be approximately $64.0 million.

        We intend to use:

  •
  approximately $8.0 million to $12.0 million of the net proceeds from this offering to increase our personnel, including sales personnel, hempaths, CSCs, scientists, laboratory technicians and administrative employees;

  •
  approximately $15.0 million to $25.0 million of the net proceeds from this offering to establish a second laboratory facility;

  •
  up to approximately $5.0 million of the net proceeds from this offering to expand our backup systems;

  •
  approximately $2.0 million of the net proceeds from this offering to repay all outstanding indebtedness under our Loan Agreement;

  •
  up to approximately $20.0 million of the net proceeds from this offering to opportunistically pursue new collaborations, acquisitions or in-licenses of products, services, businesses or technologies that will enable us to accelerate the implementation of our strategic plan and increase the number of customers we serve; and

  •
  the remainder of the net proceeds from this offering for working capital and general corporate purposes.

        As of September 30, 2007, an aggregate of approximately $2.0 million in principal remained outstanding under the term loan and equipment lines of our Loan Agreement, which become due at various dates through November 2009 and bear interest at the prime rate plus 1.0% and prime rate plus 1.25%, respectively, and are payable in equal monthly installments. Approximately $715,000 of the outstanding indebtedness under our Loan Agreement was incurred during the year ended December 31, 2006, and this portion of the indebtedness was used for capital equipment purchases.

        Although we are not currently pursuing any particular acquisition or in-licensing transaction, we expect to look for those opportunities that we believe are a strategic fit with our business, including opportunities that could improve our cost structure, and complement our existing specialized diagnostic services, including technologies that could lead to new diagnostic services we believe to be valuable to our community-based hem/onc customers. To the degree that we pursue any of these transactions, the amount of proceeds that we have available for working capital and general corporate purposes may decrease.

        Pending the use of the net proceeds from this offering, we intend to invest these funds in short-term government agency securities. The amounts and timing of our actual expenditures will depend on numerous factors, including the rate at which we hire additional personnel and expand our infrastructure and the quality of opportunities we see for collaborations, acquisitions or in-licenses. We therefore cannot estimate with certainty the amount of net proceeds to be used individually or in the aggregate for all of the purposes described above.

Attachment D

        As of June 30, 2007, we had $7.6 million in cash and cash equivalents, primarily consisting of money market funds and short-term government agency securities. We have established guidelines relating to diversification and maturities of our investments to preserve principal and maintain liquidity.

        Our primary source of cash is cash receipts on accounts receivable from our service revenues. Aside from the growth in revenues, net cash collections of accounts receivable are impacted by the efficiency of our cash collections process as measured by the change in DSO, which can vary from period to period depending on the payment cycles and the mix of our payors. Our DSO has decreased from an average of 93 days in 2005 to 82 days in 2006 and down to 59 days as of June 30, 2007. We believe that our efforts to improve our billing and collection systems and processes will continue to result in a decrease in our DSO through at least 2007.

        Our primary uses of cash are to fund operating expenses, service debt and the acquisition of property and equipment. Cash used to fund operating expenses excludes the impact of non-cash items such as the provision for doubtful accounts, depreciation and stock-based compensation and is impacted by the timing of when we pay these expenses as reflected in the change in our outstanding accounts payable and accrued expenses. Debt service primarily consists of principal payments on our outstanding debt and is expected to be eliminated when we pay off all of our outstanding long-term debt with the net proceeds from this offering. Acquisitions of property and equipment primarily consist of purchases of laboratory equipment, computer hardware and software and facility improvements.

        Below is a summary of our cash flows provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007:

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(in thousands)
Net cash (used in) provided by operating activities	$(8,850)	$(9,636)	$(3,425)	$(3,065)	$4,795
Net cash used in investing activities	(389)	(207)	(958)	(500)	(471)
Net cash provided by (used in) financing activities	2,424	18,533	(678)	(301)	(574)

Net (decrease) increase in cash and cash equivalents	$(6,815)	$8,690	$(5,061)	$(3,866)	$3,750

Operating Activities

        Net cash provided by operating activities during the six months ended June 30, 2007 consisted of net income of $5,092 plus $2,099 of growth in accounts payable and accrued liabilities, $747 of provision for doubtful accounts, $253 of depreciation, $237 of stock-based compensation and $37 of non-cash interest expense, offset by $2,908 of growth in accounts receivable and $762 of changes in working capital and other operating assets and liabilities. The increase in accounts receivable was a result of revenue growth offset by reductions in our DSO. The growth in accounts payable and accrued liabilities was a result of increases in overall spending in support of our revenue growth. Net cash used in operating activities in 2006 primarily reflected our net loss of $3,759 and $2,075 of changes in working capital and other operating assets and liabilities, offset by $1,258 for the provision for doubtful accounts, $630 of depreciation, $235 for the loss on impairment of fixed assets, $201 of stock-based compensation and $85 of non-cash interest expense. Net cash used in operating activities in 2005 primarily reflected the net loss of $9,172 and $1,411 of changes in working capital and other operating assets and liabilities, offset by $815 of depreciation, $97 for the provision for doubtful accounts and $35 of non-cash interest expense and other.

Investing Activities

        Net cash used in investing activities during the six months ended June 30, 2007 consisted of $471 of purchases of property and equipment, of which $338 related to computer equipment and software and $133 related to laboratory equipment, furniture and other. The computer equipment and software primarily consisted of servers, desktops, laptops and related software in support of our headcount growth across all functional areas. Net cash used in investing activities in 2006 consisted of $982 of purchases of property and equipment, of which $454 related to computer equipment and software, $433 related to laboratory equipment and $95 related to furniture and other. The computer equipment and software primarily consisted of servers, desktops, laptops and related software in support of our headcount growth across all functional areas. The laboratory equipment primarily consisted of a flow cytometer and other cell analysis equipment. Net cash used in investing activities in 2005 consisted of $465 of purchases of property and equipment, of which $262 related to laboratory equipment, $130 related to computer equipment and software and $73 related to leasehold improvements and other. The laboratory equipment primarily consisted of a flow cytometer and other cell analysis equipment. The computer equipment and software primarily consisted of telecommunications equipment and related software and other computer equipment in support of our headcount growth across all functional areas. During 2005, the $465 of purchases of property and equipment was offset by $258 of proceeds from the sale of property and equipment related to our cellular analysis technology.

Financing Activities

        Net cash used in financing activities during the six months ended June 30, 2007 consisted of $819 of payments on notes payable and capital leases related to funding of our working capital and equipment purchases and $81 of payments to vendors that provided services in connection with this offering, offset by $284 of proceeds from the issuance of notes payable related to equipment loans and $42 of net proceeds from the exercise of stock options. Net cash used in financing activities in 2006 consisted of $1,414 of payments on notes payable and capital leases related to funding of our working capital and equipment purchases, offset by $715 of proceeds from the issuance of notes payable related to equipment loans and $21 of net proceeds from the exercise of stock options. Net cash provided by financing activities in 2005 consisted of $15,942 of net proceeds from the issuance of Series 1-D preferred stock, the proceeds of which were to fund our working capital needs, $3,416 of proceeds from the issuance of notes payable related to funding of our working capital and equipment purchases and $26 of net proceeds from the exercise of stock options, offset by $851 of payments on notes payable and capital leases related to funding of our working capital and equipment purchases.

        Our future capital uses and requirements depend on numerous forward-looking factors. These factors include but are not limited to the following:

  •
  changes in regulations or payor policies, including reimbursement levels from governmental payors and private insurers, or contracting arrangements with payors or changes in other laws, regulations or policies; and

  •
  the extent to which we expand our operations and increase our market share.

        We expect to continue to fund our operations with cash from our operations and the net proceeds from this offering. We intend to use the net proceeds from this offering:

  •
  to increase our personnel;

  •
  to establish a second laboratory facility;

  •
  to expand our backup systems;

  •
  to repay all outstanding indebtedness under our Loan Agreement;

  •
  to opportunistically pursue new collaborations or acquisitions; and

  •
  for working capital and general corporate purposes.

        As of June 30, 2007, we had working capital of $8.4 million. We expect to continue to spend substantial amounts of capital to grow our business. We estimate the costs associated with increasing our personnel in the near-term to be approximately $8.0 million to $12.0 million, the costs associated with establishing a second laboratory facility to be approximately $15.0 million to $25.0 million and the

Attachment E

        Thomas A. Waltz, M.D. has served on our board of directors since 1999. Currently, Dr. Waltz is a neurosurgeon and is senior consultant in neurosurgery of the Scripps Clinic in La Jolla, California. Dr. Waltz was chairman and chief executive officer of the Scripps Clinic from 1991 to 2000 and president of the Scripps Clinic Medical Group from 1990 to 2000. In addition to his current clinical practice, he is on the board of directors of The Doctors Company, a mutual insurance company, and the Premera Blue Cross of Washington and Alaska, a not-for-profit Blue Cross medical insurance provider. Dr. Waltz received his undergraduate degree from the University of Cincinnati, his M.D. from Vanderbilt University, and his neurosurgical training at Baylor College of Medicine in Houston. He also had training in neurology at The National Hospital for Neurological Diseases in London, England and neuropathology at Oxford University.

Key Employees and Consultants

        The following key employees and consultants are important to our business and report to our executive officers listed above, who currently perform all of our policy making functions and are in charge of our principal business units, divisions and functions. As a relatively new enterprise, we are closely managed at all levels, and across all functions (including sales, marketing, human resources, laboratory operations, information systems, business development, legal and compliance, client services and billing functions), by our executive officers who are solely responsible for all key decisions (including hiring, compensation, growth strategy, budgeting, pricing policies, marketing and brand strategy, publicity, client services, problem resolution, reimbursement and payor strategy, investment, employment policies and other key decisions). Our key employees and consultants assist and support our executive officers in implementing and executing these key decisions and policies. As we grow and become a larger enterprise, we anticipate that our organizational structure will expand to include additional executive officers.

        Susan Bailey has served as our vice president, marketing since 2003. From 2002 to 2003, she served as vice president of marketing for IMPATH Inc., a medical diagnostic company now known as Genzyme Genetics. Prior to that, beginning in 1999, she served as director of marketing for IMPATH Inc. From 1997 to 1999, she was a marketing manager with Specialty Laboratories, Inc., a clinical reference laboratory. From 1993 to 1997, she held various positions at Microbiology Reference Laboratory and Diagnostics (Focus Technologies), a provider of testing services and diagnostic products for infectious diseases, most recently as product and marketing manager. Ms. Bailey holds a B.A. from Arizona State University in broadcast journalism.

        Cheri Caviness has served as our vice president, human resources, since August 2005. From September 1999 to August 2005, Ms. Caviness served as a consultant and interim human resources director for HR Matters, a human resources firm. From March 1996 to September 1999, she served as the director of human resources for Nanogen, Inc. Ms. Caviness is a member of the Society for Human Resources Management, the Biotech Employee Development Coalition and the North County Personnel Association. She holds a B.S. in business and management from the University of Redlands.

        Bashar Dabbas, M.D. has served as a consultant to us as our medical director since April 2006. Dr. Dabbas has also served as a senior hematopathologist to Cartesian Medical Group, the professional services corporation with whom we contract for hempath services, since August 2005 and is also the sole shareholder of Cartesian Medical Group. From March 2004 to July 2005, he was president of Utah Pathology Services, Inc., a provider of pathology services. From November 1999 to July 2005, he served as medical director of the Electron Microscopy and Immunohistochemistry Laboratories at LDS Hospital in Salt Lake City, Utah. During this time, he also served as the designated pathologist for the Bone Marrow Transplant Program, and held the position of clinical assistant professor of pathology at the University of Utah. Prior to this succession of appointments, he was medical director of the Flow

Attachment F

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

        The compensation committee of our board of directors, which is composed entirely of independent directors, administers our executive compensation program. The role of the compensation committee is to oversee our compensation and benefit plans and policies, to administer our equity incentive plans and to review and approve generally on an annual basis all compensation decisions relating to all executive officers.

Compensation Philosophy

        Our executive compensation programs are designed to:

  •
  attract, motivate and retain executives of outstanding ability and potential;

  •
  reward the achievement of key performance measures, including meeting or exceeding the revenue and profit objectives, operational goals, such as executing on our hiring plan in line with our growth objectives and cash management goals, all as set forth in our annual operating plan; and

  •
  ensure that executive compensation is meaningfully related to the creation of stockholder value.

        Our compensation committee believes that our executive compensation programs should include short-term and long-term components, including cash and equity-based compensation, and should reward performance that consistently meets or exceeds expectations by increasing base salary levels, awarding cash bonuses and granting additional equity awards. The compensation committee evaluates both performance and compensation to make sure that the compensation provided to executives remains competitive relative to compensation paid by companies of similar size and stage of development operating in the diagnostic services and life sciences industries, taking into account our relative performance and our own strategic objectives.

Setting Executive Compensation

        The compensation committee reviews and determines generally on an annual basis the compensation to be paid to our chief executive officer and other executive officers. As part of this process, we conduct an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. As a private company, we have based this review primarily on the extensive experience of the members on our board of directors and compensation committee that are affiliated with venture investment firms, many of whom sit on the boards of directors of numerous portfolio companies in the life sciences and healthcare fields in San Diego and throughout the United States, and, to a lesser extent, on surveys of executive compensation paid by life sciences and healthcare services companies conducted by third party providers, such as the Biotech Employee Development Coalition (BEDC) Compensation and Benefits Survey of approximately 93 public and private life sciences companies in San Diego, California. Although our compensation committee has used this survey data as a tool in determining executive compensation, it typically has applied its subjective discretion to make compensation decisions and has not benchmarked our executive compensation against any group of companies or used a formula to set our executives compensation in relation to this survey data. In addition, our compensation committee has typically taken into account advice from other independent members of our board of directors and publicly available data relating to the compensation practices and policies of other companies within and outside our industry. Historically, the compensation committee has reviewed executive compensation and made compensation decisions mid-year. The compensation committee intends to transition its annual compensation review for a given year to the first quarter of the following year.

        When setting executive compensation, the compensation committee generally considers compensation paid by life sciences and healthcare services companies included in these executive compensation surveys, together with other information available to it. Our compensation committee has not benchmarked our executive compensation against a particular group of companies that it considers to be comparable to us or any other group of companies. While this information may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, the compensation committee generally believes that gathering this information is an important part of our compensation-related decision-making process and typically provides additional context and validation for executive compensation decisions.

        During the past several years, in setting and awarding executive compensation, our compensation committee has primarily considered our operating performance against the key performance objectives set forth in our annual operating plan. On a quarterly basis, we have provided the members of our compensation committee (and, at our regularly scheduled quarterly board meetings, each of the members of our board of directors) with a summary of key accomplishments against the annual operating plan during the preceding quarter. These quarterly updates are used by our compensation committee and our board of directors to monitor and measure the overall performance of Genoptix as well as the individual performance of our executive officers (since certain accomplishments may result primarily from the performance of one or more of our executive officers), and provide our compensation committee with valuable information for consideration in the context of the annual compensation reviews of our executive officers. During 2006 and the six months ended June 30, 2007, these key accomplishments included: consistent increases in weekly test orders substantially above those projected in our annual operating plan; significant increases in our market share; increases in net revenues, gross margins and overall profitability as compared to those projected in our annual operating plan; favorable cash collections and DSOs as compared to those projected in our annual operating plan; validation and implementation of new tests; implementation of information and billing systems upgrades; the successful hiring of sales, client services, billing, laboratory operations and other personnel; expansion of our laboratory facilities; and implementation of expanded in-house testing capabilities. During 2006, our executive officers substantially exceeded the key performance objectives included in our annual operating plan. The compensation committee has considered and intends to continue to consider each of these key performance objectives included in our annual operating plan and the achievement level of these performance objectives by our executive officers in setting their base compensation, performance bonus levels (and awarding performance bonuses) and long term incentives.

        Our compensation committee may in the future retain the services of third party executive compensation specialists and consultants from time to time, as it sees fit, in connection with the establishment of cash and equity compensation and related policies. In connection with retaining services of executive compensation specialists and consultants, we anticipate that our compensation committee will begin to more formally benchmark our executive compensation against a peer group of healthcare services and clinical diagnostic companies that are more directly comparable to us. The compensation committee may make adjustments, including upward adjustments, in our executive compensation levels in the future as a result of this more formal compensation benchmarking process.

Role of Chief Executive Officer in Compensation Decisions

        The chief executive officer typically evaluates the performance of other executive officers and employees on an annual basis and makes recommendations to the compensation committee with respect to annual salary adjustments, bonuses and annual stock option grants. The compensation committee exercises its own discretion in determining salary adjustments and discretionary cash and equity-based awards for all executive officers. The chief executive officer is not present during deliberations or voting with respect to compensation for the chief executive officer.

Attachment G

Option Exercises and Stock Vested

        Our named executive officers did not exercise any stock option awards during the year ended December 31, 2006.

Option Repricings

        We have not engaged in any option repricings or other modifications to any of our outstanding equity awards during the year ended December 31, 2006. However, in October 2007, as a result of retrospective valuations performed in connection with this offering, we amended stock option awards to purchase an aggregate of 156,780 shares of our common stock granted in July 2006 to our named executive officers and other employees and consultants to increase the exercise price of such options from $0.38 per share to $1.24 per share, the price our board of directors retrospectively determined to be the fair market value of the shares subject to such options on the date of grant. The exercise price of these options was increased to limit the potential adverse tax consequences that may apply to these stock options under Section 409A of the Code and the proposed regulations issued by the IRS thereunder. To induce the holders of these options to increase the exercise price of such options, we agreed to pay the holders of such options a cash payment equal to the difference between the original exercise price per share and the new exercise price per share, multiplied by the total number of shares subject to the option. We agreed to pay this amount (which will be approximately $130,000 in the aggregate), together with an additional amount (which we estimate to be up to approximately $70,000 in the aggregate) to cover the taxes on this payment, in January 2008. For agreeing to increase the exercise price of these stock option awards, in January 2008, Dr. Nova will receive an aggregate of $55,620, Mr. Riccetelli will receive an aggregate of $22,500 and Mr. Schuling will receive an aggregate of $22,680, in each case together with an additional amount (of up to approximately 50% of these payments) to cover the taxes on these payments. We do not anticipate that the amendment of these options or the cash payments associated therewith will have any adverse impact on us. We will make the payments to the holders of these options in January 2008 out of cash provided by our operations and will not use the net proceeds from this offering to make these payments. We do not expect that the payments made to our executive officers and other employees in January 2008 for agreeing to increase the exercise price of these stock options will have any impact on current or future executive compensation decisions, plans or structure or current or future compensation decisions, plans or structure for our other employees. These payments were intended to offset the decreased incremental value of the options as a result of the higher exercise price and to induce the holders of these options to agree to the option amendments. The cash payments that the holders of these options will receive in January 2008 are not subject to vesting or any restrictions (such as transfer restrictions under Rule 144) that would otherwise be applicable to these options or the underlying common stock.

Pension Benefits

        None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. Our compensation committee may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

Nonqualified Deferred Compensation

        None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our compensation committee may elect to provide our officers and other employees with non-qualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

QuickLinks

PROSPECTUS SUMMARY
USE OF PROCEEDS
EXECUTIVE COMPENSATION